November 7, 2011

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Max A. Webb

Re:	Avis Budget Car Rental, LLC and Avis Budget Finance, Inc.
Registration Statement on Form S-4
File No. 333-177490

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Avis Budget Car Rental, LLC (“ABCR”) and Avis Budget Finance, Inc. (“Avis Finance” and collectively with ABCR, the “Companies”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-177490), as amended (the “Registration Statement”), to 3:00 p.m. Eastern Time, on November 8, 2011 or as soon thereafter as practicable. The Companies hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Companies acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christopher A. Kitchen of Kirkland & Ellis LLP, special counsel to the Companies, at (212) 446-4988, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Avis Budget Car Rental, LLC

By:	/s/ David B. Wyshner
Name: David B. Wyshner
Title: Executive Vice President and Chief Financial Officer

Avis Budget Finance, Inc.

By:	/s/ David B. Wyshner
Name: David B. Wyshner
Title: Executive Vice President and Chief Financial Officer

cc:	Christopher A. Kitchen, Esq.
Kirkland & Ellis LLP